UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULES 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of November 2004

                      Commission File Number: 0-28856

                     INSTRUMENTATION LABORATORY S.P.A.
              (Translation of registrant's name into English)

                              Viale Monza 338
                                20128 Milano
                                   Italy
                  (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F     X                           Form 40-F
                        ------                                    ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ------

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes           No    X
                            ------       ------

     If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82     .

                       INSTRUMENTATION LABORATORY SPA

                             Table of Contents

ITEM                                                SEQUENTIAL PAGE NUMBER
----                                                ----------------------

Proxy Statement - Extraordinary Shareholders'                 3-8
Meeting to be held on November 17/November
24, 2004

                                                          November 1, 2004







Dear Holder of American Depositary Shares:

     You are cordially invited to attend the Extraordinary Shareholders Meeting (the "Meeting") of Instrumentation Laboratory S.p.A (the "Company"), to be held on November 17, 2004 on first call, or, failing the attendance of the required quorum, on November 24, 2004 on second call, at the offices of Pavia e Ansaldo located at Via del Lauro 7, Milan, Italy, at
10.00 a.m. The accompanying Proxy Statement and Voting Instruction Card contain important information about the matters to be acted upon at the Meeting. Please give us this information your careful attention.

     Your Board of Directors has determined that approving the resolutions described herein and in the enclosed materials is in the best interests of the Company and its shareholders and recommends that they be approved.


                                            Sincerely



                                            Jose Maria Rubiralta
                                            Chairman and President

                       INSTRUMENTATION LABORATORY SPA

                              ----------------

                              PROXY STATEMENT

                    EXTRAORDINARY SHAREHOLDERS' MEETING

               TO BE HELD ON NOVEMBER 17 / NOVEMBER 24, 2004

                              ----------------


Dear Holder of American Depositary Shares,

     The Board of Directors (the "Board") of Instrumentation Laboratory S.p.A. (the "Company") has convened the shareholders for the extraordinary shareholders' meeting (the "Extraordinary Shareholders' Meeting") to be held on November 17, 2004 on first call, or, failing the attendance of the required quorum, on November 24, 2004 on second call, in either case at the offices of Pavia e Ansaldo located at Via del Lauro 7, Milan, Italy, at
10.00 a.m. The Agenda of the meeting is the following:

                                A G E N D A

1.   Resolutions relating  to the  amendment to Section 30 of the Company's
Bylaws.

     Section 30 of the Company's Bylaws provides that the financial year of the Company shall close on the 30th of November each year. The resolutions being proposed would result in the next financial year commencing on December 1, 2004 and closing on December 31, 2004. Thereafter the financial year of the Company would close on the 31st of December each year.

     On the matters to be considered at the meeting, each Ordinary Share shall be entitled to one vote and all holders of Ordinary Shares shall vote together as a single class. Under Italian corporate law, to which the By-laws of the Company refer, the quorum for an ordinary meeting of shareholders is constituted by the holders of fifty percent (50%) of the Ordinary Shares outstanding. At an adjourned ordinary meeting, no quorum is required. In either case, resolutions are carried by a simple majority of those present. Certain matters, such as amendments to the By-laws or an increase in share capital, may only be resolved at an extraordinary general meeting, at which special voting rules apply. Resolutions at an extraordinary meeting are validly carried by the presence and the affirmative vote of a majority of the Ordinary Shares outstanding. At an adjourned extraordinary meeting, resolutions are carried by the presence and affirmative vote of more than one-third of the Ordinary Shares outstanding. In addition, certain matters (such as a change in the purpose or form of the Company, liquidation of the Company prior to the date set forth in its By-laws, a waiver of preemptive rights and the issuance of preference shares) always require the affirmative vote of holders representing a majority of the outstanding Ordinary Shares.

     As of the close of business on October 21, 2004, Izasa Distribuciones Tecnicas S.A. ("Izasa"), through its affiliate IL Holding S.p.A, has the power to vote 349,305,155 Ordinary Shares, or approximately 96.4% of the outstanding Ordinary Shares. Such voting power enables Izasa, without additional votes, to control the approval of the resolutions to be submitted at the meeting. Izasa has advised the Company that it intends to cast all of the votes, directly or indirectly, controlled by it at the Extraordinary Shareholders' Meeting for the approval of each resolution on the Agenda.

THE MAJORITY SHAREHOLDER RECOMMENDS A VOTE FOR THE APPROVAL OF EACH RESOLUTION ON THE AGENDA.

     You may cast your vote on the resolutions referred to above either by filling in the enclosed Voting Instruction Card and mailing it pursuant to the instructions included therein or by attending the Extraordinary Shareholders' Meeting personally. Should you elect to cast your vote personally at the Extraordinary Shareholders' Meeting in opposition to the recommendation of the Board, you will be required to follow certain procedures as required under Italian law. According to such procedures, you will be required to provide The Bank of New York not later than five (5) business days prior to the date of the Extraordinary Shareholders' Meeting evidence that (i) you will be an ADS holder as of the date of the Extraordinary Shareholders' Meeting and (ii) you have not already exercised the voting rights pertaining to the ADSs held by you by mailing the attached Voting Instruction Card. Details on how to fulfill such requirements are contained in the letter attached hereto as Annex A. Restrictions on transfer of your American Depositary Shares will apply for at least a five day period.

     Many thanks and best regards,

                                          INSTRUMENTATION LABORATORY S.p.A.

                                Milan, November 1, 2004

                                                                    ANNEX A

                 THE EXTRAORDINARY SHAREHOLDERS' MEETING OF

                       INSTRUMENTATION LABORATORY SPA

               TO BE HELD ON NOVEMBER 17 / NOVEMBER 24, 2004

                               HOW TO ATTEND

Dear Beneficial Holder of American Depositary Shares:

     As indicated in the enclosed Proxy Statement, the extraordinary meeting (the "Extraordinary Shareholders' Meeting") of the shareholders of Instrumentation Laboratory SpA (the "Company") will be held on Wednesday, November 17, 2004 in first call, or, failing the attendance of the required quorum, on Wednesday, November 24, 2004 at the offices of Pavia e Ansaldo located at Via del Lauro 7, Milan, Italy at 10.00 a.m.

     The beneficial owners of American Depositary Shares of the Company ("Beneficial Owners") are entitled either (i) if in agreement with the Board's proposals outlined in the Proxy Statement, to instruct The Bank of New York, as Depositary of the Ordinary Shares of the Company, and accordingly, the shareholder of record of the Company, as to the exercise of the voting rights pertaining to the Ordinary Shares represented by their respective American Depositary Shares by marking, signing, dating and notarizing in Italy, the United States or in other jurisdictions (in which case, if not notarized by an Italian Notary Public, also legalized by Apostille pursuant to the 1961 Hague Convention), and returning to The Bank of New York, the enclosed Voting Instruction Card; or (ii) if dissenting from the Board's recommendation, to attend the Extraordinary Shareholders' Meeting personally and cast thereat the vote pertaining to the Ordinary Shares represented by the American Depositary Shares held by them.

     By this letter the Company wishes to provide the Beneficial Owners with instructions as to the requirements to be fulfilled by those Beneficial Owners who wish to attend the Extraordinary Shareholders' Meeting and cast their vote personally.

     PURSUANT TO THE ITALIAN LAW GOVERNING THE EXTRAORDINARY SHAREHOLDERS' MEETING, MERELY HOLDING AMERICAN DEPOSITARY SHARES DOES NOT AUTOMATICALLY PERMIT THE BENEFICIAL OWNERS TO ATTEND THE EXTRAORDINARY SHAREHOLDERS' MEETING OR TO EXERCISE VOTING RIGHTS. IF A BENEFICIAL OWNER WISHES TO VOTE IN OPPOSITION TO THE RECOMMENDATION OF THE BOARD OF DIRECTORS, HE WILL NEED TO BE REGISTERED AS A SHAREHOLDER OF RECORD OF THE COMPANY AND ATTEND THE MEETING TO CAST HIS VOTE.

     In light of the foregoing, all Beneficial Owners who wish to attend the Extraordinary Shareholders' Meeting must request from The Bank of New York (through the delivery of a Voting Instruction Card duly completed as specified above) an admission ticket for such meeting (which will require
(i) the lodging of the Beneficial  Owner's  American  Depositary  Receipts,
(ii)  registration  of the Beneficial  Owner as a Shareholder of record and
(iii) registration of such Beneficial Owner's name in the Company's Shareholders' Register, pursuant to applicable provisions of Italian law, as described below). Beneficial Owners that wish to vote against the recommendation of the Board of Directors and that will not be attending personally, may appoint in writing (subject to applicable provision of Italian law and the recording of said Beneficial Owner as Shareholder of record pursuant to Section 4.07 of the Deposit Agreement), any person not being a Director, Statutory Auditor or employee of the Company as their proxy to vote at such meeting against the recommendations of the Board of Directors.

     All Beneficial Owners who wish to attend the Extraordinary Shareholders' Meeting in person or by proxy and vote thereat must comply with the following conditions, no later than NOVEMBER 10, 2004 at 12.00 p.m. (noon) with the following:

          (1) The original Voting Instruction Card received by all Beneficial Owners of American Depositary Shares of record on NOVEMBER 3, 2004 must be delivered to The Bank of New York. The Voting Instruction Card must be notarized in Italy, or in the United States or in other jurisdictions, in which case, if not notarized by an Italian Notary Public, also legalized by Apostille pursuant to the 1961 Hague Convention; and

          (2) All American Depositary Shares held by a Beneficial Owner must be delivered to a blocked account with The Depository Trust Company for the account of The Bank of New York or all American Depositary Receipts held by such Beneficial Owner must be physically delivered to The Bank of New York for holding.

     Upon fulfillment of the conditions set forth in sections 1 and 2 above to the satisfaction of The Bank of New York, the latter shall (i) request the Company and the Custodian to issue a share certificate registered in the name of said Beneficial Owner for the number of Shares evidenced by the Beneficial Owner's American Depositary Shares; (ii) send to the Company certified copies of the Voting Instruction Cards; (iii) take any actions which may be necessary or appropriate in order to prevent any transfers of such Beneficial Owner's American Depositary Shares (or American Depositary Receipts) in the period beginning five full days prior to the date of the meeting (the "Blocked Period"); (iv) cause the name and address of such Beneficial Owner to be registered in the Shareholders' Register ("Libro Soci") of the Company during the Blocked Period; and (v) cause the Company, after the meeting, to delete the Beneficial Owner as Shareholder of record and reinstate in such capacity The Bank of New York.

     In the  absence  of  receipt  by The  Bank of New  York of a  properly completed Voting Instruction Card (containing non-discretionary instructions to vote contrary to the Board of Directors' recommendations), on or before the date indicated above, the voting rights pertaining to the American Depositary Shares, whose Beneficial Owners have not delivered such Voting Instruction Card shall be exercised by the Depositary, insofar as practicable and permitted under any applicable provision of the Deposit Agreement, Italian law and the Company's Certificate of Incorporation and By-laws ("Atto costitutivo e Statuto") in accordance with the recommendations of the Board of Directors.

     The Bank of New York and the Company assume no obligation and are subject to no liability with respect to the above described voting procedure, except that they agree to perform their respective obligations specifically set forth above without gross negligence or bad faith.

     If the voting rights pertaining to the American Depositary Shares held by any Beneficial Owners have been exercised through the mailing of the Voting Instruction Card, the Beneficial Owners may nevertheless obtain from The Bank of New York an attendance card for the Extraordinary Shareholders' Meeting with no speech or voting powers. In such case the Beneficial Owners shall be required to comply with the condition set forth in Item 2 above.

     Please do not hesitate to contact the Company or The Bank of New York at the addresses and telephone numbers set forth below if any clarification is required.

Best regards.

                                          Sincerely yours,


                                          INSTRUMENTATION LABORATORY SPA




Instrumentation Laboratory S.p.a.                  The Bank of New York
Viale Monza 338                                    101 Barclay Street
20128 Milano, Italy                                New York, New York 10268
Attn: Dr. Rossano Pozzi                            Attn:  Brian Heston
tel. n. (781) 861-4024                             ADR Department
fax. n. (781) 861-4496                             tel. n. (212) 815-8365
                                                   fax. n. (212) 571-3050

                                 SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   INSTRUMENTATION LABORATORY S.p.A.
                                   ---------------------------------
                                              (Registrant)



Dated: November 2, 2004            By:       /s/ Jose Luis Martin
                                          ------------------------------
                                   Name:  Jose Luis Martin
                                   Title: Chief Financial Officer
                                          (principal financial officer
                                          and principal accounting officer)